UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Securities Purchase Agreement

On July 14, 2026, Freight Technologies, Inc., a company organized in the British Virgin Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the institutional investor named therein (the “Buyer”), pursuant to which the Company agreed to issue and sell to the Buyer 1,200,000 Series C preferred shares, par value $0.0001 per share, of the Company (each, a “Series C Preferred Share” and collectively, the “Series C Preferred Shares”), for an aggregate purchase price of $1,200,000 in a private placement (the “Offering”). The Series C Preferred Shares have the rights, preferences and privileges set forth in the Company’s Amended and Restated Memorandum and Articles of Association, filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 12, 2026 (the “A&R M&A”). The Offering is expected to raise net cash proceeds of approximately $1.15 million (after deducting estimated expenses of the Offering payable by the Company). The Company intends to use the net cash proceeds from the Offering for working capital and corporate purposes and may not use such proceeds, directly or indirectly, for the redemption or repurchase of any securities of the Company or any of its subsidiaries. Pursuant to the A&R M&A, each Series C Preferred Share is immediately convertible on the date of issuance, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable ordinary shares, with no par value per share, of the Company (the “Ordinary Shares” and such shares issuable upon conversion of the Series C Preferred Shares, the “Conversion Shares”). The Offering is expected to close on or about July 15, 2026 subject to the satisfaction or waiver of the closing conditions in the Securities Purchase Agreement.

The Securities Purchase Agreement contains customary conditions, covenants, representations and warranties. Pursuant to the Securities Purchase Agreement, if there is not an effective registration statement covering the resale of the Conversion Shares or the prospectus contained therein is not available for use and the Company determines to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement or offering statement relating to an offering of its equity securities under the Securities Act of 1933, as amended (the “Securities Act”) for its own account or the account of others, each Buyer may request that the Company include in such registration statement or offering statement all or any part of the Conversion Shares held by such Buyer. These “piggy-back” registration rights do not apply to registration statements filed on Form F-4 or Form S-8 (or their then equivalents) relating to equity securities to be issued solely in connection with any acquisition of any entity or business, or equity securities issuable in connection with the Company’s share option or other employee benefit plans subject to the conditions set forth in the Securities Purchase Agreement.

During the period commencing on the date of the Securities Purchase Agreement and ending on the later of (x) the date the Buyer does not hold any Series C Preferred Shares issued pursuant to the Securities Purchase Agreement and (y) the two (2) year anniversary of the date of the Securities Purchase Agreement (the “Covenant Period”), the Company will not, without the prior written consent of the Buyer issue any Series C Preferred Shares (other than to the Buyer as contemplated by the Securities Purchase Agreement) and the Company shall not issue any other securities that would cause a breach or default under the Securities Purchase Agreement or the A&R M&A, subject to certain exceptions for Excluded Securities (as defined in the Securities Purchase Agreement) and the terms and conditions under the Securities Purchase Agreement.

During the Covenant Period, the Company and each Subsidiary (as defined in the Securities Purchase Agreement) is prohibited from effecting or entering into an agreement to effect any Subsequent Placement (as defined in the Securities Purchase Agreement) involving a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities (as defined in the Securities Purchase Agreement) either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights), subject to the terms and conditions under the Securities Purchase Agreement.

Pursuant to the A&R M&A, the initial Conversion Price (as defined in the A&R M&A) will be equal to the lower of (A) $4.752, and (B) the lowest daily volume-weighted average price of the Ordinary Shares in the seven (7) consecutive trading day period immediately preceding the date of the conversion of the applicable Series C Preferred Shares; in each case subject to the floor price, $0.7764 and the other terms and conditions set forth in the Securities Purchase Agreement and the A&R M&A.

The foregoing descriptions of the Securities Purchase Agreement and the A&R M&A do not purport to be complete and are qualified in their entirety by reference to the form of Securities Purchase Agreement and full text of the A&R M&A, copies of which are filed as Exhibits 10.1 and referenced as 3.1 hereto, respectively, and incorporated herein by reference.

Unregistered Sales of Securities

The issuance and sale of the Series C Preferred Shares and the issuance of any Conversion Shares will be exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Side Letters

As previously disclosed in the Company’s Annual Report on Form 20-F, filed with the SEC on May 14, 2026 (the “Annual Report”), the Company entered into a share purchase agreement with DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (“DIP SPV I” or the “Seller”) on December 9, 2025. Pursuant to the share purchase agreement, the Company agreed to acquire from the Seller all of the issued and outstanding shares of JAK Solar Loans 1 Limited, a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller, in exchange for the issuance to the Seller of 5,500,000 Series C Preferred Shares, having an aggregate stated value of $5,500,000. On May 13, 2026, the Company entered into a side letter with DIP SPV I, which was superseded by another side letter entered into on July 13, 2026 (the “DIP Side Letter”), pursuant to which, DIP SPV I agreed that it will not convert any of the Series C Preferred Shares it holds into Ordinary Shares at a price below $1.68, subject to certain terms and conditions set forth in the DIP Side Letter.

Also as previously disclosed in the Annual Report, the Company entered into a securities purchase agreement with a certain institutional investor (the “May Investor”), dated as of March 12, 2026, pursuant to which the Company agreed to issue and sell to the May Investor 1,000,000 Series C Preferred Shares for an aggregate purchase price of $1,000,000. On May 13, 2026, the Company entered into a side letter with the May Investor, which was superseded by another side letter entered into on July 13, 2026 (the “May Investor Side Letter”), pursuant to which the May Investor agreed that it will not convert any of the Series C Preferred Shares it holds into Ordinary Shares at a price below $1.102, subject to certain terms and conditions set forth in the May Investor Side Letter.

The foregoing descriptions of the DIP Side Letter and the May Investor Side Letter do not purport to be complete and are qualified in their entirety by reference to the full texts of the DIP Side Letter and the May Investor Side Letter, copies of which are filed as Exhibits 10.2 and referenced as 10.3 hereto, respectively, and incorporated herein by reference.

Issuance of Press Release

On July 15, 2026, the Company issued a press release providing an update on the Company’s operations and activities, including the entry into the Securities Purchase Agreement and, as previously reported, the use of the net proceeds from the loan the Company obtained from a certain institutional investor to pay back in full and terminate the credit facility with Capital Foundry Funding, LLC. A copy of the press release is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described in the Company’s Annual Report on Form 20-F, Reports of Foreign Private Issuer Form 6-K, and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Freight Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed on March 16, 2026)
10.1	Form of Securities Purchase Agreement by and among Freight Technologies, Inc. and the Buyer dated July 14, 2026
10.2	Side Letter Regarding Conversion of Series C Preferred Shares, dated July 13, 2026, between Freight Technologies, Inc. and DIP SPV I, L.P.
10.3	Side Letter Regarding Conversion of Series C Preferred Shares, dated July 13, 2026, between Freight Technologies, Inc. and the May Investor.
99.1	Press Release dated July 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2026	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer